Filed Pursuant to Rule 433
Dated September 1, 2020
Relating to Prospectus dated August 25, 2020
Registration Statement No. 333-245579

September 1, 2020
Dear Shareholder,
Enclosed is your most recent statement from Computershare. If you haven’t already enrolled, we wanted to take a moment to remind you that Enterprise Bancorp, Inc. (the “Company” or “Enterprise”) has a Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”).
The Plan provides you with the opportunity to reinvest the cash dividends you receive on your shares of Enterprise common stock for additional shares of Enterprise common stock. Additionally, the direct stock purchase feature permits shareholders and new investors to purchase our common stock directly from us without a broker, subject to the terms of the Plan. Fees to purchase shares through the direct stock purchase component of the Plan are often less than if acquired through a broker.
To participate in the Plan, you must hold your shares through our transfer agent, Computershare. You may enroll by accessing your account at www-us.computershare.com/investor. If you do not have an account login, you will first need to create one on Computershare’s website. Once enrolled, you may elect to participate in the dividend reinvestment feature (full or partial), the optional direct stock purchase feature, or both. Shares purchased under the Plan are issued directly from us and are added to your Computershare account.

On August 25, 2020, we re-registered the Plan shares with the Security and Exchange Commission (“SEC”) through the filing of a registration statement (and related prospectus). This is a routine renewal process that is required every three years. The Plan prospectus, which provides details of the Plan, has been updated to include current information about the Company and can be found at www.enterprisebanking.com by selecting the menu option “Investors Relations,” located at the bottom of our homepage, and then “Dividend Reinvestment & Direct Stock Purchase Plan,” located in the left-hand banner of the Investor Relations webpage.

We encourage you to read the Plan prospectus carefully before you make a decision to invest in our common stock.(1) Should you have any questions about the Plan or require assistance enrolling, please contact Keri Freeman, VP Shareholder Services Manager, at 978-656-5767 or Keri.Freeman@ebtc.com.
As always, we thank you for the confidence and trust you have placed in Enterprise.
Sincerely,

George L. Duncan	Jack P. Clancy, Jr.	Richard W. Main
Chairman	Chief Executive Officer	President

(1)
Participation in the Plan is voluntary, and we give no advice regarding your decision to join, or withdraw from, the Plan. Participation in the Plan may begin or terminate at any time. If you decide to participate, Enrollment Forms are available, and may be completed, online. You can access these services through the Plan administrator’s website, www-us.computershare.com/investor.

The Company has filed a registration statement (including a prospectus) with the SEC for the Plan to which this offering relates. Before you invest, you should read the Plan prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Company and the Plan. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will send you the Plan prospectus if you request it by contacting Computershare at 1-888-218-4390.